UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Adjustment of Exchange Price of Convertible Notes Due 2007

1. Details of adjustment	Type of bond	Exchange price before adjustment	Exchange price after adjustment
	Convertible notes due 2007	Won 58,963	Won 57,897

2. Adjustment of number of exchangeable common shares	Total outstanding principal amount of convertible notes due 2007 which have not been converted to common shares	Number of exchangeable common shares before adjustment	Number of exchangeable common shares after adjustment
	$11,245,000	246,439	250,976

3. Formula for adjusting exchange price

P x (M-sp)/M

P: the conversion price before adjustment (or Won 58,963)

M: the average market price per common share 10 days before the date of announcement of terms of such issuance or distribution (or Won 41,820)

sp: the amount of special dividend payable per common share (or Won 755.84)

4. Method of adjustment	Exchange price after adjustment = P x (M-sp)/M

5. Reasons for adjustment	Adjustment according to covenant (adjustment will be made if the dividend payment exceeds 20% of the previous year)

6. Effective date of adjusted exchange price	January 1, 2005

7. Date of board resolution	February 4, 2005

- attendance of outside directors	Present	8
	Absent	None

8. Date of board resolution	February 4, 2005

9. Miscellaneous	The effective date of adjusted exchange price is January 1, 2005. It will be retroactively effective immediately upon the approval at the general shareholders’ meeting on March 11, 2005. Above adjustments are subject to change pursuant to an audit by the company’s independent auditors or pursuant to the shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2005

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director